MENTOR PERPETUAL GLOBAL
                             EMERGING COMPANIES FUND
                              901 East Byrd Street
                            Richmond, Virginia 23211



                                October 15, 1998


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

         Re: Mentor Perpetual Global Emerging Companies Fund --
             Registration Statement on Form N-2 (File Nos. 333-34423; 811-08341)

Ladies and Gentlemen:

         Mentor Perpetual Global Emerging Companies Fund (the "Fund") hereby applies, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw the above-captioned Registration Statement filed with the Commission on August 27, 1997. The Fund is applying for such withdrawal in light of the determination of the Fund not to commence a public offering of its securities in the foreseeable future.


                                                     Very truly yours,


                                                     /s/ Paul F. Costello
                                                     Paul F. Costello
                                                     President